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                                   EXHIBIT 28




           Robert J. Fitzsimmons                    Embargo until
           602/ 207-5759                            8:00 a.m. (E.D.T.)



                              THE FINOVA GROUP INC.

               ANNOUNCES 37% INCREASE IN SECOND QUARTER NET INCOME




PHOENIX, Ariz., July 18, 1995 -- The FINOVA Group Inc. (formerly known as GFC Financial Corporation) (NYSE:FNV) today reported record results led by strong new business volume and portfolio growth for the second quarter ended June 30, 1995.

         Net income for the second quarter of 1995 was $23.6 million ($0.85 per common share) up from $17.3 million ($0.73 per common share) for the comparable period in 1994, an increase of 37% in net income and 16% in earnings per common share. In the 1995 period, the company's average outstanding shares were 17% higher than during the same period in 1994.

         Sam Eichenfield, chairman and chief executive officer of FINOVA, said he was pleased with the company's continued strong growth, the improved earnings and the strengthened balance sheet during the second quarter of 1995. "We were able to generate in excess of $1 billion of new revolving or term business and $800 million of factored volume in the first six months of the year while increasing our backlog and growing the portfolio at an annual rate slightly in excess of 17%," Eichenfield said. "At the same time, our portfolio quality continued to improve, with nonearning assets declining to $164 million or 2.6% of ending funds employed and securitizations as of June 30, 1995." Eichenfield also said that "interest margins earned are a healthy 5.8% and the G&A expense ratio continues to improve, declining to 45% of interest margins earned."

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         Interest margins earned, as a percent of average earning assets, were
5.8% for the six months of 1995 compared to 6.0% for the 1994 period. This reduction in interest margins was expected in 1995 due to the cost of the hedges that the company entered into to lock in the spread between its lending and borrowing rates on approximately 50% of its floating-rate debt ($1.5 billion) and to the diminishing ratio of the higher yielding businesses relative to the total portfolio.

         The increase in the amount of interest margins earned more than offset higher provisions for credit losses and higher selling, administrative and other operating expenses ("G&A expenses"). Loss provisions, which increased by $6.7 million, were due primarily to the growth of the portfolio. The reserves, including the accrued liabilities for possible credit losses applicable to the securitized portfolio, were 2.0% of ending funds employed and securitizations and 78% of nonaccruing assets. G&A expenses for the second quarter of 1995 were higher than the comparable 1994 period, but declined as a percent of interest margins earned to 44.8% for the second quarter of 1995 from 47.2% for the first quarter of 1995 and 46.2% for 1994. Higher G&A expenses are primarily attributable to the addition of TriCon Capital, acquired in April 1994, as well as to higher marketing expenses incurred in connection with the higher volume of new business added during the year, partially offset by lower problem account costs.

         Income taxes were higher in the second quarter of 1995 due to an increase in income before income taxes, which more than offset a lower effective income tax rate resulting from state income tax adjustments. Excluding those state income tax adjustments, the incremental income tax rate for the company is approximately 40%.

         The FINOVA Group Inc. is a Phoenix-based major domestic commercial finance company providing secured financing and leasing products from $500,000 to $35 million to medium sized businesses. FINOVA also offers inventory and sales financing programs to manufacturers, distributors and dealers nationwide.




                                      ####




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                              The FINOVA Group Inc.
                          and Consolidated Subsidiaries
                         Summary of Consolidated Income
                                   (Unaudited)
                  (dollars in thousands, except per share data)

                                               Quarter Ended                      Six Months Ended
                                                 June 30,                              June 30,
                                      ------------------------------        ------------------------------
                                          1995              1994               1995               1994
                                      -----------        -----------        -----------        -----------
Interest earned from
 financing transactions               $   184,693        $   121,891        $   359,450        $   195,852
Interest expense                           90,197             53,648            174,721             86,781
Depreciation                               13,168              8,324             25,911             10,281
                                      -----------        -----------        -----------        -----------
Interest margins earned                    81,328             59,919            158,818             98,790

Provision for possible
 credit losses                             11,600              4,888             18,000              8,138
Gains on sale of assets                     4,073              4,500              7,053              4,503
Selling, administrative and
 other operating expenses                  36,420             29,314             72,995             46,617
                                      -----------        -----------        -----------        -----------
Income before income
 taxes                                     37,381             30,217             74,876             48,538
Income taxes                               13,752             12,912             28,879             19,844
                                      -----------        -----------        -----------        -----------
Net Income                            $    23,629        $    17,305        $    45,997        $    28,694
                                      ===========        ===========        ===========        ===========

Earnings per common
 and equivalent share                 $      0.85        $      0.73        $      1.65        $      1.30
                                      ===========        ===========        ===========        ===========
Dividends declared per
 common share                         $      0.20        $      0.18        $      0.40        $      0.36
                                      ===========        ===========        ===========        ===========
Average outstanding
 common and equivalent
 shares                                27,876,000         23,744,000         27,885,000         22,080,000
                                      ===========        ===========        ===========        ===========



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                              The FINOVA Group Inc.
         Selected Consolidated Financial Data and Ratios (Unaudited) (1)
                             (dollars in thousands)

                                                                      Six Months Ended             Year Ended
                                                                           or at                      or at
                                                                          June 30,                December 31,
                                                               ----------------------------       ------------
FINANCIAL DATA:                                                   1995              1994              1994
                                                               ----------        ----------       ------------
 Average funds employed (AFE) and securitizations (2)          $6,124,242        $3,760,512        $4,629,578
 Ending funds employed (EFE)                                    6,159,394         5,113,805         5,667,644
 Securitizations (2)                                              168,059           345,752           253,386
 Average earning assets (3)                                     5,520,877         3,316,497         4,064,971
 Reserve and accrued liabilities (4) for possible credit
  losses                                                          127,737           134,185           122,233
 Nonaccruing assets                                               164,271           187,044           168,761
 Total debt                                                     5,044,834         3,963,222         4,573,354
 Stockholders' equity                                             794,205           752,681           770,252
 New business                                                   1,004,616           698,658         1,799,331
 Backlog (includes lines of credit)                             1,003,263           670,401           764,326
 Factored volume                                                  809,769           367,604         1,129,936
 Write-offs:
    Quarter                                                         6,982             6,915
    Year-to-date                                                   15,867            12,021            35,127
RATIOS:
 Write-offs (annualized) as a % of AFE and average
  securitizations (2)                                                0.5%              0.6%              0.8%
 Nonaccruing assets as a % of EFE and securitizations (2)            2.6%              3.4%              2.9%
 Reserve and accrued liabilities (4) for possible credit
  losses as a % of:
   Ending funds employed and securitizations (2)                     2.0%              2.5%              2.1%
   Nonaccruing assets                                               77.8%             71.7%             72.4%
 Interest margins earned (annualized) as a % of average
  earning assets                                                     5.8%              6.0%              6.0%
 Selling, administrative and other operating expenses as
  a % of interest margins earned:
      Quarter                                                       44.8%             48.9%
      Year-to-date                                                  46.0%             47.2%             46.2%

- ------------

(1) Includes financial results from Ambassador Factors and TriCon Capital subsequent to their acquisitions on February 14, 1994 and April 30, 1994, respectively.

(2) Securitizations are assets sold under securitization agreements and managed by the company. Average contracts securitized were $211 million and $183 million for the periods ending June 30, 1995 and December 31, 1994, respectively.

(3) Average earning assets equal AFE less average deferred taxes on leveraged leases ($226 million, $224 million and $225 million for the periods ending June 30, 1995 and 1994 and December 31, 1994, respectively) and average nonaccruing assets ($167 million, $144 million and $157 million for the periods ending June 30, 1995 and 1994 and December 31, 1994, respectively).

(4) Accrued liabilities of $12 million, $13 million and $13 million at June 30, 1995 and 1994 and December 31, 1994, respectively, represent an allowance for estimated losses under certain recourse provisions of securitizations.

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